[STAAR Surgical Company Letterhead]

March 25, 2010
Kevin L. Vaughan
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F.  Street N.E.
Washington, D.C.  20549-6010
Via Facsimile and EDGAR Transmission

Re:	STAAR Surgical Company Form 10-K for the Fiscal Year Ended January 2, 2009, Filed April 2, 2009 Form 8-K/A Filed March 9, 2010 File No. 000-11634

Dear Mr. Vaughan:

STAAR Surgical Company (the “Company”) is providing this letter in response to comments of the Commission staff in your letter of March 18, 2010.  For ease of reference, the comments have been reproduced below in boldface type and the responses have been set forth immediately below in standard type.

Amended Form 8-K filed March 9, 2010

Comment 1.  We note that on March 2, 2010 you completed the divestiture of your German distribution subsidiary, Domilens GmbH (“Domilens”).  Furthermore we note from your earnings release in Exhibit 99.1 that you are not presenting Domilens as a discontinued operation as of January 1, 2010.  Provide us with your detailed analysis of how you evaluated the factors in paragraph 360-10-45-9 of the FASB Accounting Standards Codification in determining to present Domilens within your continuing operations as of and for the period ending January 1, 2010.  Reconcile your presentation as of January 1, 2010 with your disclosure that on March 2, 2010 you completed the divestiture transaction.  Explain to us the date at which Domilens met the criteria to be presented as discontinued operations.

Summary

FASB Accounting Standards Codification (ASC) 360-10-45-9 provides that a long-lived asset is deemed to be “held for sale” on the date on which all six of the criteria set forth in the Codification have been met.  With respect to the Company’s divestiture of Domilens GmbH (the “Transaction”), the Company has determined that the earliest date on which all of the criteria were met was February 11, 2010, the date on which the Company’s Board of Directors first authorized management to approve the Transaction.  The Company’s detailed analysis of this determination is provided below.

STAAR Surgical Company
March 25, 2010

Background

Until March 2, 2010, Domilens GmbH was a wholly owned indirect subsidiary of the Company.  All of the shares of Domilens GmbH were held by the Company’s Swiss subsidiary, STAAR Surgical Company A.G.

On March 2, 2009, following trial in California Superior Court, a jury rendered a $4.9 million verdict against the Company in the case Parallax Medical Systems, Inc. v. STAAR Surgical Company.  The amount of the verdict greatly exceeded any estimate of exposure.  The verdict, and the resulting judgment, required the Company to pay the full amount of the judgment or (pursuant to the California Code of Civil Procedure) to post a cash bond of 150% of that amount to secure a stay of enforcement of judgment through the end of the appeal period (the “Parallax Appeal Bond”).  The Company lacked sufficient cash resources to pay the judgment or post the bond.  At the direction of the Board of Directors, the Company’s management began exploring all reasonably available sources of additional capital.  Among other things, the Company filed a shelf registration statement on Form S-3 under the 1933 Act for the public offering of equity securities.  Because it was unknown whether the Company could raise equity or debt capital on favorable terms, if at all, it also began exploring the potential sale of Domilens.

Through early June 2009 the Company continued to explore various financing alternatives.  On June 5, 2009, the Company engaged Berenberg Bank as its financial advisor to explore a possible sale of Domilens.  On June 12, 2009, the Company’s S-3 Registration Statement was declared effective. The Company found market conditions favorable for a registered direct offering of common stock to a number of its existing investors, and on June 17, 2009 completed an offering that yielded net cash proceeds of approximately $8.5 million.  On June 22, 2009 the Company deposited the $7.3 million Parallax Appeal Bond using the proceeds of the offering.

Because the bulk of the proceeds were devoted to the Parallax Appeal Bond, the Company continued to have limited reserves of working capital, and continued to explore alternatives for additional financing.  Chief among the Company’s contingent needs for additional working capital was a companion case to Parallax:  Scott C. Moody, Inc. v. STAAR Surgical Company, which was set for jury trial in the fall of 2009.  The result in Parallax caused the Company to re-evaluate its potential exposure in Moody and to devote additional resources to its defense of Moody in an effort to avoid a similar result.

In August 2009, the Company’s German counsel informed the Company that it could not locate necessary documents to establish the “chain of title” for the shares of Domilens, and that as a result STAAR AG did not have clear title to the shares of Domilens.  Counsel advised that, under German law, to establish the Company’s ownership of Domilens for its own security and for the satisfaction of any future transferee, it would be necessary to merge Domilens into a newly created company over which STAAR AG had clear ownership.  Counsel began the process of creating a new company, named fentus 15. GmbH, into which Domilens would be merged and which would be subsequently renamed Domilens GmbH.  Entry of the merger in the German Commercial Registry was not complete until January 14, 2010.

STAAR Surgical Company
March 25, 2010

Berenberg Bank continued its activities on behalf of the Company, and on November 16, 2009, BPE Private Equity (“BPE”) submitted an offer to purchase Domilens for €11 million, or approximately $15 million at the time. On or about the same date a second company submitted a substantially lower offer. Management acknowledged but neither accepted nor rejected BPE’s offer; placing the offer on the agenda for discussion with the Board at its next regular meeting on December 3, 2009.  Management did not make its own recommendation for or against accepting the offer.

On December 1, 2009, the Moody jury rendered a $6.5 million jury verdict against the Company.  Also on December 1, 2009, BPE notified the Company that the initial offer would be reduced to €10 million, or approximately $13.6 million, based on Domilens’ having lowered its 2009 projected earnings before interest and taxes (“EBIT”) below original projections.  (BPE formally submitted a revised offer in this amount on December 20, 2009.)  The Company was advised that the Moody court would likely order a stay of enforcement of judgment until approximately February 16, 2010.  At the expiration of the stay the Company would be required to pay the judgment or post an appeal bond of 150% of that amount, or approximately $9.8 million (the “Moody Appeal Bond”).

On December 3, 2009, the Board held a regular meeting at which it discussed extensively the effect of the Moody verdict, the Company’s need for additional working capital, and the possible disposition of Domilens as a source of capital.  The Board could not reach a consensus on whether the disposition of Domilens would unduly damage the Company’s prospects for long-term growth.   It was the consensus of the Board that its preference was to settle the judgments prior to the expiration of the stay, if achievable, and if not achievable to raise additional capital through a financing on terms acceptable to the Company, and only as a last resort to sell Domilens.  By resolution, the Board authorized management (1) to settle the Parallax and Moody litigation if specified terms could be achieved through mediation prior to the expiration of the stay and, (2) in the event this was not achievable, to seek financing to fund the Moody Appeal Bond.  The Board instructed management to communicate to Berenberg Bank that the Company needed additional time to consider the offer for Domilens.  At the December 3, 2009 meeting the Board also approved a 2010 budget with total revenues of $88 million, including $25 million expected to be contributed by Domilens during the full 2010 fiscal year.

Following the December 3, 2009 meeting, the Company approached several investment advisors to gauge market conditions for obtaining financing.  The Company also sought, through counsel, to schedule mediation at least thirty days before the expected expiration of the stay on enforcement of judgment, but an insurer that was a necessary party to the mediation indicated it could not participate until late March 2010.

As a condition to BPE’s willingness to continue discussions and due diligence, the Company and BPE entered into an Exclusivity Letter on or about December 9, 2009.  The letter provided that through January 29, 2010 the Company would not sign an agreement to sell Domilens to another party.  However, the Company was free to approach or negotiate with other parties.  In particular, in January 2010 the Company approached a potential strategic purchaser that had earlier expressed an interest in bidding at the €9.8-13.7 million range in an unsuccessful effort to solicit a firm bid at a significantly higher purchase price. The Exclusivity Letter recited a number of actions that the parties had to complete before making any commitment to the transaction, including “[a]pproval by the Board of Directors of STAAR Surgical Company, approval by the Investment Committee of BPE, and approval of NORD/LB [BPE’s source of financing] of any execution and conclusion of the proposed Transaction, it being recognized and understood by the Seller and BPE that no determination has yet been made by any of such persons and that the discretion of each of them remains in each case absolute and unfettered” (emphasis added).  On January 29, 2010, the parties agreed to extend the term of the Exclusivity Letter to February 8, 2010.

STAAR Surgical Company
March 25, 2010

On January 25, 2010, BMO Capital Markets advised the Company’s Board that they did “not believe that STAAR could raise conventional, senior, or subordinated debt from a new and non-affiliated third party within the required timeframe,” and opined that any equity or debt financing would heavily depend on participation of the Company’s major stockholders.  Management did not consider this likely because of this same group’s participation in the June 2009 offering

On January 29, 2010 attorneys for the Company and Moody agreed to stipulate to a stay on enforcement of judgment until April 30, 2010 to permit scheduled mediation to take place March 29-30; but the stipulation also provided that if third parties withdrew from the mediation the stay would be shortened to thirty days from that event.

At a February 2, 2010 meeting the Board addressed the need to assure the availability of financing should the mediation fail or the stipulated stay be reduced to thirty days.  The Board again debated the relative value of retaining Domilens or disposing of it, and again failed to reach consensus.  Management reported that after recent discussions with BPE on its proposal, significant disagreement remained regarding the terms of a post-sale distribution agreement, the effect of dividends paid by Domilens on final net purchase price, and BPE’s requirement of a bank guarantee to cover potential tax liability.  The Board directed management to work with two of the directors familiar with public financing to seek further opportunities for financing.

On February 4, 2010, the two directors and members of management held a conference call in which the directors confirmed, after discussions with two additional investment banks, the unavailability of financing on terms acceptable to the Company.  With other avenues for financing apparently exhausted, informal communications among the directors and management indicated that members of the board would support the disposal of Domilens if management could negotiate, on terms acceptable to the Company, a resolution of the purchase price and other significant issues of disagreement between the parties.  Members of management traveled to Hamburg, Germany and, in face-to-face negotiations on February 9, 2010, reached agreement with BPE on final key terms of the purchase agreement and the post-sale Distribution Agreement.

At a February 11, 2010 meeting of the Board, management reported to the Board on final key negotiated terms.  The Board gave conditional authorization to management – expiring in one week - to enter into the Transaction, subject to final documents conforming to negotiated terms as described.  On February 22, 2010, management provided substantively final definitive documents to the Board of Directors.  The Board authorized management to sign the documents, which occurred on February 24. 2010.

STAAR Surgical Company
March 25, 2010

Analysis

In order to determine the appropriate timing of when Domilens was a held for sale asset group, we considered the criteria established under FASB Accounting Standards Codification (ASC) 360-10-45-9 (“Long-Lived Assets Classified As Held for Sale”) discussed below.

The Codification provides that a long-lived asset (disposal group) to be sold shall be classified as held for sale in the period in which all of the following criteria are met:

a.	Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).

b.
The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups), which illustrate when that criterion would be met.)

c.	An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.

d.
The sale of the asset (disposal group) is probable,  and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted.  The term refers to a future sale that is likely to occur.

e.
The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value.  The price at which a long-lived asset (disposal group) is being marketed is indicative of whether the entity currently has the intent and ability to sell the asset (disposal group). A market price that is reasonable in relation to fair value indicates that the asset (disposal group) is available for immediate sale, whereas a market price in excess of fair value indicates that the asset (disposal group) is not available for immediate sale.

f.	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Criterion (a) – Management, having the authority to approve the action, commits to a plan. Management was first authorized to approve the Transaction at the February 11, 2010 meeting of the Board.  Prior to that date the Board had not even reached its own consensus that Domilens should be sold, and continued to direct management to seek other sources of financing in preference to such a sale.

Although management had the authority to solicit bids in June 2009, it did not have the authority to commit to a plan to sell Domilens.  In fact, any reasonable bids had to be presented to the Board for discussion and vote, thus management could not commit to a plan to sell without a required Board vote and approval.  Indeed, it would not have been consistent with the Board’s duty of care to delegate to management the authority to approve the transaction before the Board reviewed and considered final terms.  Management never sought, nor did the board ever give, such authority.  Approval was not given until final key terms were presented at the February 11, 2010 meeting.  Accordingly, this criterion was not met until February 11, 2010.

STAAR Surgical Company
March 25, 2010

Criterion (b) - Availability of Asset for Immediate Sale.  The Company was advised by German counsel that STAAR AG could not establish or transfer clear title to the ownership of Domilens until the merger of Domilens into a newly formed company was effective.  Entry of the merger in the German Commercial Registry was not complete until January 14, 2010.  Accordingly, Domilens was not available as an asset for immediate sale, and Criterion (b) was not met, until January 14, 2010.

Criterion (c) – An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.  On June 5, 2009, the Company engaged Berenberg Bank to explore the possible sale of Domilens, a process that involved soliciting bids from interested parties.  The Company was not committed to accept any bid and had made no determination of the actions it would take based on Berenberg Bank’s results.  Nevertheless, Berenberg Bank’s efforts may indicate that a program to locate a buyer and complete a plan to sell the asset had “been initiated,” so this criterion may have been met on or about June 5, 2009.

Criterion (d) - The sale of the asset (disposal group) is probable.  The sale of Domilens was the Company’s least desirable alternative – its last resort – for financing.  As evidence that the disposition of Domilens was not probable in 2009, at the December 3, 2009 Board meeting, the Board approved a 2010 budget that included revenues from Domilens for the full 2010 fiscal year. The Board did not reach a consensus that Domilens should be sold until after all preferred routes of financing were shown to be unavailable and management confirmed that the sale of Domilens could be completed on terms acceptable to the Company.  The sale of Domilens was not probable – and this criterion was not satisfied – until February 11, 2010.

Criterion (e) - The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value.  The Company did not know the fair value of Domilens, and one purpose of the engagement of Berenberg Bank was to assess that value through a market check.  Prices were proposed by the bidder, not by the Company.  Although the BPE offer appeared to be the best price reasonably achievable under current market conditions, the price was affected by the depressed economic conditions then prevailing, and by the difficult-to-value costs and benefits of the associated Distribution Agreement.  The Board did not determine that the consideration to be paid by BPE (including the purchase price and additional consideration via the Distribution Agreement) was fair value for Domilens until the February 11, 2010 meeting.  Accordingly, it would not be accurate to say that when Berenberg Bank conducted its marketing activities in 2009 it was doing so at a price reasonably related to fair value.  The Company continued to seek an enhanced purchase price until the conclusion of negotiations on February 9, 2010.  The Company therefore believes that Criterion (e) was at the earliest met on February 9, 2010, and may not have been met until the Board accepted the total consideration in the Transaction as fair value on February 11, 2010.

Criterion (f) - Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.  Significant changes to the terms of the Transaction occurred throughout the period between BPE’s November 16, 2009 offer and the end of the negotiations in Hamburg on February 9, 2010.  Pursuant to the Exclusivity Letter each of the parties had reserved in writing its “absolute and unfettered” discretion to withdraw from the transaction.  The earliest date on which it might be said that such withdrawal was unlikely would be the conclusion of final negotiations on key terms. Accordingly, the earliest that Criterion (f) could have been met was February 9, 2010.

STAAR Surgical Company
March 25, 2010

Conclusion

Of the six criteria set forth in FASB Accounting Standards Codification (ASC) 360-10-45-9, at least five were not met until after January 1, 2010:  (a) authorization of management to commit; (b) availability of asset for immediate sale; (d) probability of sale, (e) active marketing at a price reasonably related to fair value; and (f) actions indicating that significant change in or withdrawal from the transaction is unlikely.  Based on the foregoing analysis, the Company has concluded that Domilens became an asset held for sale on February 11, 2010, the earliest date on which all six of the criteria were satisfied.

Comment 2.  We note that you present pro forma information for only the most recent year and subsequent interim periods.  We further note that you have not yet reported the disposition as discontinued operations under ASC 205-20 of the FASB Accounting Standards Codification.  To the extent that the disposition qualifies as discontinued operations under ASC 105-20 of the FASB Accounting Standards Codification, please amend the Form 8-K to include a presentation of the pro forma statement of operations for each of the three most recently completed fiscal years and subsequent interim periods.

On March 24, 2010 we filed an Amendment No. 2 to Current Report on Form 8-K.  Based on interpretive guidance from the staff, Amendment No. 2 includes unaudited pro forma statements of operations for each of the last three completed fiscal years and an unaudited pro forma condensed consolidated balance sheet as of January 1, 2010, which is the end of the most recently completed fiscal year.

In connection with the foregoing responses to the comments of the staff, the Company further acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in each of its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

STAAR Surgical Company
March 25, 2010

Should you have any additional comments or questions, please contact me at 626-303-7902 or by facsimile at 626-358-3049.

Very truly yours,

/s/ Deborah Andrews
Deborah Andrews
Chief Financial Officer